ACADEMY SECURITIES, INC.

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm)

DECEMBER 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35173

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Academy Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

622 Third Avenue, 12th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Graham	**858-876-9398**	agraham@academysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Friedman LLP

(Name – if individual, state last, first, and middle name)

100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	711
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Chance Mims _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Academy Securities, Inc. _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTIAN JETER
COMM. #2290739
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
MAY 31, 2023

Signature: _R. Chm____

Title: CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACADEMY SECURITIES, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of financial condition	2
Notes to statement of financial condition	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Academy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Academy Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Academy Securities, Inc.'s management. Our responsibility is to express an opinion on Academy Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Academy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Academy Securities, Inc.'s auditor since 2021.

East Hanover, New Jersey
February 28, 2022

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

1

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Assets:

Cash and restricted cash	$	50,837,215
Due from clearing brokers		3,778,491
Securities owned, at fair value ($5,621,948 pledged as collateral)		6,720,133
Accounts receivable		9,094,439
Compensation receivable		47,672,625
Prepaid expenses and other assets		203,251
Operating right of use - lease assets		93,012
Furniture and computer equipment, at cost, less accumulated depreciation of $171,250		40,791
Total Assets	$	118,439,957

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:

Due to clearing broker	$	1,472,283
Securities sold under agreements to repurchase		4,106,600
Accounts payable and accrued expenses		4,200,762
Bonus payable		26,454,268
Deferred tax liability		12,876,486
Subordinated debt interest payable		456,209
Soft dollar payable		545,516
Operating lease liabilities		100,221
Liabilities subordinated to the claims of general creditors		11,158,885
Total Liabilities		61,371,230

Commitments and Contingencies

Stockholders' Equity:

Preferred stock - $.01 par value; 1,000,000 shares authorized, 46,702 shares outstanding	467
Common stock, $.01 par value; 1,000,000 shares authorized, 316,247 shares outstanding	3,162
Additional paid- in -capital	2,949,325
Series A Preferred stock subscription receivable	(107,756)
Common stock subscription receivable	(1,413,794)
Retained earnings	55,637,323
Total Equity	57,068,727
Total Liabilities and Stockholders' Equity	$ 118,439,957

The accompanying notes are an integral part
of these financial statements.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to debt and equity issuance. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides cash management solutions to clients by way of Money Market Funds (Academy Shares).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[2]   Use of estimates:

This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[3]   Revenue from contracts with customers:

Investment Banking:

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Brokerage Commissions:

The Company introduces its customers to its clearing brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management:

The Company offers its clients 4 classes of Money Market Funds, the Academy Share Class of the JP Morgan Prime Money Market Fund (JPAXX), the JP Morgan U.S. Government Money Market Fund (JGAXX), the JP Morgan 100% U.S. Treasury Securities Money Market Fund (JACXX), and the JP Morgan U.S. Treasury Plus Money Market Fund (JPCXX). All 4 funds are managed by JP Morgan Asset Management, meaning the management team is the same as the JPM Prime and Government money market funds. The Academy Prime Fund (JPAXX) Share Class mirrors JPM Prime Money Market Fund Capital Share Class (CJPXX), the Academy Government Fund (JGAXX) Share Class mirrors JPM Government Money Market Fund Capital Share Class (OGVXX), the Academy 100%

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government Fund (JACXX) mirrors the JP Morgan 100% U.S. Treasury Securities Money Market Fund (HTSXX), and the Academy U.S. Treasury Plus Fund (JPCXX) mirrors the JP Morgan U.S. Treasury Plus Money Market Fund (AJTXX). All 4 Academy funds are available to clients via direct investment as well as third party investment portals. The Company believes that the performance obligation is satisfied during the same month that fees are charged because that is when the service condition is met with respect to that month's investment.

[4]   Income taxes:

Uncertain tax positions are recorded in accordance with Accounting Standards Codification ("ASC") 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. At December 31, 2021 the Company had no uncertain tax positions.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[5]   Furniture, computers, equipment, and leasehold improvements:

Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6]   Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[7]   Due from clearing brokers:

The Company clears all securities transactions through clearing firms on a fully disclosed basis. The amounts receivable from the clearing firms represents cash on hand plus commission receivables, less amounts payable for transaction costs on unsettled securities trades. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. Due from clearing brokers includes a $250,000 required deposit at RBC Correspondent Services and a $500,000 required deposit at Industrial and Commercial Bank of China.

[8]   Accounts Receivable

Accounts receivables represent receivables from broker dealers consisting of investment banking fees and commissions. As of December 31, 2021, the Company did not record any current expected credit losses. For the year ended December 31, 2021, the balance receivable from five customers accounted for 70% of the total accounts receivable balance. Refer to note B15 for additional information.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9]   Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due on Common Stock. On Series A Convertible Preferred Stock, the Company began accruing interest on December 1, 2016 on the related subscription receivable. Interest is calculated for each subsequent month using the Long Term Applicable Federal Rate (AFR) for each month. All subscription receivable and related interest may be repaid from dividends paid on preferred stock.

[10]   Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934. Related cash balances are classified as "Restricted Cash" on the Statement of Financial Condition.

 [11]   Compensation Receivable:

The Company provided compensation to certain existing employees in the form of restricted cash awards which are subject to ratable vesting terms with service requirements.   These awards are amortized to compensation and related taxes in the statement of income over the relevant service period, which is generally considered to start at the beginning of the annual compensation year. This cost is expected to be recognized over a weighted average period of approximately 3 years.

[12]   Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Securities listed on a national securities exchange are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

[13] Fair Value of Financial Instruments:

At December 31, 2021, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[14]   Securities sold under agreements to repurchase:

The Company enters into various collateralized financing transactions to, among other things, acquire securities to finance the Company's long inventory positions. Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. Such agreements are administered by one of the Company's clearing firms as a tri-party arrangement.

The Company pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2021, the Company had pledged $4,106,600 related to repurchase transactions outstanding.

[15]   Allowance for current expected credit losses:

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect.

Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts.

The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

actual results and original assumptions.

The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded at December 31, 2021.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

The Company determines if an arrangement is a lease at inception. The Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition beginning at January 1, 2021. In connection with FASB 842 regarding leases, the Company records a right of use ("ROU") asset, which is offset by a corresponding liability.

The Company recognizes the lease liability and a ROU asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 2.4% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company recognizes lease costs on a straight line basis over the lease term.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for a 3-year period and expired on January 31, 2019. The lease was extended for an additional 3-year period and expired on January 31, 2022.

On August 5, 2014, the Company executed an expense sharing agreement with another entity to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expired on March 31, 2019. The lease was extended for an additional 5-year period and will expire on March 31, 2024.

Cash paid for operating leases amounted to $121,233.

Maturities of lease liabilities under noncancelable operating leases are as follows as of December 31, 2021, along with a reconciliation to the discounted amount recorded the December 31, 2021 statement of financial condition.

Year Ending December 31,	Operating Leases
2022	$ 49,914
2023	47,672
2024	40,514
Total undiscounted lease payments	$ 138,100
Less: imputed interest	(37,879)
Present value of Lease liabilities	$100,221

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Maturities of short term leases are as follows as of December 31, 2021:

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA with optional one-year extensions which expired on September 30, 2021. The Company exercised an additional one-year extension which will expire on September 30, 2022.

On November 11, 2017, the Company executed a sublease at 140 East 45th Street, New York, NY. The sublease expired on July 30, 2020. A new lease was executed directly with the landlord beginning August 1, 2020 that expired on October 31, 2021. The lease was subsequently renewed to be a month to month arrangement. The Company remains in the leased space as of December 31, 2021.

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Sacramento, CA that expired on September 30, 2018. The lease was renewed for additional 6-month periods, the last of which expired on March 31, 2021. The lease was subsequently renewed to be a month to month arrangement. The Company remains in the leased space as of December 31, 2021.

Litigation

The company is a defendant in pending arbitration and claims arising out of the normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current arbitration and pending claims will not have a material impact on the Company's financial position and results of operations.

Regulatory Matters

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2021 are comprised of:

Net deferred tax liabilities:	
Compensation Receivable	$(13,012,646)
Accrued Expenses	124,526
Fixed Assets	9,665
Other	1,969
	$(12,876,486)

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE E – FURNITURE AND COMPUTER EQUIPMENT

Furniture and computer equipment, at December 31, 2021, consist of the following:

Computer and office equipment	$ 212,041
Less: accumulated depreciation	(171,250)
	$ 40,791

NOTE F - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note B for additional information regarding the fair value hierarchy.

In determining fair value, the Company separates securities owned, at fair value into categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2021, U.S treasury notes are classified within Level 1 because they are valued using quoted market prices. Municipal bonds and agency securities are classified within Level 2 because they are valued using recently quoted transactions and/or broker-quotations.

The following table presents the Company's assets that are measured at fair value on a recurring basis as of December 31, 2021 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Municipal bonds	$ -	$ 1,098,185	$ -	$ 1,098,185
Agency securities	-	5,621,948	-	5,621,948
TOTALS	$ -	$ 6,720,133	$ -	$ 6,720,133
LIABILITIES				
Securities sold under agreement to repurchase				
U.S treasury notes	$ 4,106,600	$ -	$ -	$ 4,106,600
TOTALS	$ 4,106,600	$ -	$ -	$ 4,106,600

NOTE G - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $43,653,237 which exceeded the required net capital by $41,444,153. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was .76 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business. The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE I – CAPITAL

Academy Securities, Inc has previously offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. The Company offered 65,360 shares at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $100,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On September 1, 2021, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock including 58,679 shares that were redeemed in December 2020, payable on November 29, 2021. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $41,011 of a dividend due to an officer of the company was applied against their Series A Preferred subscription receivable.

On December 1, 2021, the Company's Board of Directors declared to holders of its Series A Convertible Preferred Stock a partial redemption of a minimum of 22,884 shares of Stock (49% of existing stock) at a price of $38.25 per share. The basis for the redemption was pro-rata and subject to over-redemption rights. No shares were tendered for redemption as of December 31, 2021.

On December 1, 2021, the Company's Board of Directors declared to holders of its Common Stock a partial redemption of a minimum of 13,072 shares of Stock (10% of existing stock) at a price of $11.50 per share. The basis for the redemption was pro-rata and subject to over-redemption rights. No shares were tendered for redemption as of December 31, 2021.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under eighteen subordination agreements (the "Agreements") in the aggregate amount of $11,158,885 all of which include the automatic extension of maturity feature. As of December 31, 2021, the carrying amount of these liabilities approximates fair value. The Agreements are between the lenders (stockholders of the Company) and the Company. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be eligible for repayment.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (CONTINUED)

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/26/2011	6%	12/26/2023	$50,000
1/12/2012	6%	1/12/2024	100,000
3/20/2012	6%	3/20/2024	100,000
5/24/2012	6%	5/24/2023	35,000
7/31/2010	6%	7/31/2023	30,000
8/3/2010	6%	8/3/2023	150,000
8/18/2010	6%	8/18/2023	150,000
9/19/2011	6%	9/19/2023	91,110
9/21/2011	6%	9/21/2023	91,110
12/26/2011	6%	12/26/2023	100,000
3/3/2012	6%	3/3/2024	45,555
5/24/2012	6%	5/24/2023	91,110
4/11/2014	6%	4/11/2023	100,000
4/14/2014	6%	4/14/2023	25,000
1/5/2021	4%	1/5/2024	1,200,000
1/13/2021	4%	1/13/2024	5,100,000
1/5/2021	4%	1/5/2024	2,600,000
1/5/2021	4%	1/5/2024	1,100,000

Total Subordinated Liabilities $11,158,885

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2021

NOTE K – RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. Starting on January 1, 2019, the Company's contributions into the profit-sharing plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account in an amount equal to: (i) 100% of the matched employee contributions that are not in excess of 3% of their compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 3% of the employee's compensation but that do not exceed 5% of their compensation. The Company may make safe harbor matching contributions in addition to the preceding.

NOTE L – NOVEL CORONAVIRUS

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." As the Global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 has not had a material impact on the Company's financial statements.

NOTE M – SUBSEQUENT EVENTS

On January 14, 2022, the Company received FINRA approval for four new subordination agreements in the aggregate amount of $11,000,000 at an interest rate of 4%.

On January 24, 2022, the Company executed a sublease at 622 3rd Avenue, 12th Floor, New York, NY 10017 with a cost of $39,000 per month. The sublease expires on January 30, 2028.

On February 10, 2022, the Company received FINRA approval to repay one subordination agreement in the amount of $100,000 at an interest rate of 6%.